UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ADVANCED DRAINAGE SYSTEMS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00790R104
(CUSIP Number)

Sharlyn C. Heslam
Berkshire Partners Holdings LLC
200 Clarendon Street, 35th Floor
Boston, MA 02116
(617) 227-0050

with a copy to:

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1265

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☑

Note.  Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790R104	13D	Page 2 of 18

1	Names of Reporting Persons Berkshire Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,257,355
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,257,355
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,257,355
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.3%*
14	Type of Reporting Person IA

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 3 of 18

1	Names of Reporting Persons Berkshire Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,613,481
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,613,481
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,481
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%*
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 4 of 18

1	Names of Reporting Persons Berkshire Fund IX-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,480,255
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,480,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,255
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.6%*
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 5 of 18

1	Names of Reporting Persons Berkshire Investors III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 81,801
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 81,801
11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,801
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% *
14	Type of Reporting Person OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 6 of 18

1	Names of Reporting Persons Berkshire Investors IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 81,818
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 81,818
11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,818
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% *
14	Type of Reporting Person OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 7 of 18

1	Names of Reporting Persons Stockbridge Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,019,087
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,019,087
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,019,087
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%*
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 8 of 18

1	Names of Reporting Persons Stockbridge Absolute Return Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,199
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,199
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,199
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 9 of 18

1	Names of Reporting Persons Stockbridge Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,756,420
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,756,420
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,756,420
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%*
14	Type of Reporting Person IA

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 10 of 18

1	Names of Reporting Persons Berkshire Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,013,775
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,013,775
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,013,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%*
14	Type of Reporting Person OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 11 of 18

1	Names of Reporting Persons BPSP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,013,775
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,013,775
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,013,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%*
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended December 31, 2017.

CUSIP No. 00790R104	13D	Page 12 of 18

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D first filed on August 8, 2017 (the "Schedule 13D"), and is being filed jointly by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"): Berkshire Partners LLC ("BP" ), Berkshire Fund IX, L.P. ("BF IX" ), Berkshire Fund IX-A, L.P. ("BF IX-A" ), Berkshire Investors III LLC ("BI III"), Berkshire Investors IV LLC ("BI IV"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Absolute Return Fund, L.P. ("SARF"), Stockbridge Partners LLC ("SP"), BPSP, L.P. ("BPSP") and Berkshire Partners Holdings LLC ("BPH").  Unless otherwise indicated, all capitalized terms not used and not defined herein have the respective meanings provided to them in the Schedule 13D.

Certain of the Reporting Persons filed a statement on Schedule 13G on August 27, 2015, as amended on February 16, 2016 and February 14, 2017 (the "Original Schedule 13G") with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Act and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock.

Items 2(a), 4 and 5(a)-(c) are amended as follows:

Item 2.          Identity and Background

The second paragraph of Item 2(a) is amended in its entirety as follows:

"Stockbridge Associates LLC, a Delaware limited liability company ("SA"), is the general partner of SF and SARF. Ninth Berkshire Associates LLC, a Delaware limited liability company ("9BA"), is the general partner of BF IX and BF IX-A. The managing members of SA are Samantha A. Adams, Michael C. Ascione, Bradley M. Bloom, David C. Bordeau, Kenneth S. Bring, Kevin T. Callaghan, Blake L. Gottesman, Christopher J. Hadley, Lawrence S. Hamelsky, Sharlyn C. Heslam, Elizabeth L. Hoffman, Matthew A. Janchar, Ross M. Jones, Thomas Y. Kuo, Richard K. Lubin, Joshua A. Lutzker, Jonathan J. Meyer, Greg Pappas, Marni F. Payne, Anil Seetharam, Raleigh A. Shoemaker, Robert J. Small, Samuel W. Spirn and Edward J. Whelan, Jr. (the "Berkshire Principals"). The Berkshire Principals are also the managing members of BI IV, BI III and 9BA."

Item 4.          Purpose of Transaction.

Item 4 is amended in its entirety as follows:

"The Reporting Persons hold their shares of the Common Stock of the Issuer for investment purposes.  The Reporting Persons have communicated and intend to continue to communicate, directly or through intermediaries, with members of the Issuer's management and board of directors, concerning matters relating to the business and affairs of the Issuer, including discussions relating to the Reporting Persons' assistance with succession planning, and the composition and selection of the Issuer's board of directors and management team.  These discussions may also include assisting and engaging with the Issuer on a review of its strategic activities, assessment of its organization, opportunities for operational improvement, and the pursuit of initiatives for enhancing shareholder value (including but not limited to strategic mergers and acquisitions, balance sheet optimization, use of leverage, dividend and share repurchase policy, or a going private transaction).

Mr. Ross M. Jones, a managing director of certain of the Reporting Persons, was appointed to the Issuer's board of directors, effective as of May 23, 2018.

CUSIP No. 00790R104	13D	Page 13 of 18

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, "Issuer Securities"), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Statement, and/or (iv) take such other actions and pursue such other options with respect to their investment in the Issuer as they deem appropriate including, without limitation, any of the actions referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Act, as amended."

Item 5.          Interest in Securities of the Issuer

The first through the sixth paragraphs of Item 5(a) and (b) are amended in their entirety as follows:

"BF IX holds 3,613,481 shares of the Issuer's Common Stock. Accordingly, BF IX has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF IX, 9BA may be deemed to beneficially own 3,613,481 shares of Common Stock held by BF IX. However, 9BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 9BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF IX

BF IX-A holds 1,480,255 shares of the Issuer's Common Stock. Accordingly, BF IX-A has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF IX-A, 9BA may be deemed to beneficially own 1,480,255 shares of Common Stock held by BF IX-A. However, 9BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 9BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF IX-A.

BP is the registered investment adviser of BF IX and BF IX-A. Collectively, BF IX and BF IX-A directly hold 5,093,736 shares of Common Stock. Based on the two preceding sentences, BP may be deemed to beneficially own such shares of Common Stock held by BF IX and BF IX-A. However, BP disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BP is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF IX and BF IX-A.

BI III holds 81,801 shares of the Issuer's Common Stock. Accordingly, BI III has voting power and dispositive power with respect to such shares of Common Stock. BI III may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer's outstanding Common Stock for purposes of Section 13(d)(3) of the Act.

BI IV holds 81,818 shares of the Issuer's Common Stock. Accordingly, BI IV has voting power and dispositive power with respect to such shares of Common Stock. BI IV may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer's outstanding Common Stock for purposes of Section 13(d)(3) of the Act.

BP, as the investment manager of BI III and BI IV, may be deemed to beneficially own the 163,619 shares of Common Stock held by BI III and BI IV, collectively. Accordingly, BP has voting and dispositive power with respect to such shares of Common Stock."

The twelfth paragraph of Item 5(a) and (b) is amended in its entirety as follows:

"Pursuant to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2017, there were 56,261,608 shares of Common Stock issued and outstanding as of January 31, 2018.  Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 16.0% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

i.	BPH beneficially owns 16.0% of the Issuer's Common Stock.

ii.	BPSP beneficially owns 16.0% of the Issuer's Common Stock.

iii.	BP beneficially owns 9.3% of the Issuer's Common Stock.

iv.	SP beneficially owns 6.7% of the Issuer's Common Stock.

v.	BF IX beneficially owns 6.4% of the Issuer's Common Stock.

CUSIP No. 00790R104	13D	Page 14 of 18

vi.	BF IX-A beneficially owns 2.6% of the Issuer's Common Stock.

vii.	SF beneficially owns 5.4% of the Issuer's Common Stock.

viii.	SARF beneficially owns less than 0.1% of the Issuer's Common Stock.

ix.	BI III beneficially owns 0.1% of the Issuer's Common Stock.

x.	BI IV beneficially owns 0.1% of the Issuer's Common Stock."

Item 5(c) is amended in its entirety as follows:

"The Reporting Persons have not transacted in the Issuer's Common Stock in the past 60 days."
Item 7.          Material to be Filed as Exhibits.
Exhibit A          Joint Filing Agreement

CUSIP No. 00790R104	13D	Page 15 of 18

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:          May 31, 2018
BERKSHIRE PARTNERS LLC

By: BPSP, L.P.,
its managing member

By: Berkshire Partners Holdings LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND IX, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104	13D	Page 16 of 18

STOCKBRIDGE FUND, L.P.

By: Stockbridge Associates LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By: Stockbridge Associates LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By:          BPSP, L.P.,
its managing member

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BPSP, L.P.

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104	13D	Page 17 of 18

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Advanced Drainage Systems, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated:          May 31, 2018

BERKSHIRE PARTNERS LLC

By:          BPSP, L.P.,
its managing member

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND IX, L.P.

By:          Ninth Berkshire Associates LLC,
its general partner

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By:          Ninth Berkshire Associates LLC,
its general partner

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]

CUSIP No. 00790R104	13D	Page 18 of 18

STOCKBRIDGE FUND, L.P.

By:          Stockbridge Associates LLC,
its general partner

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:          Stockbridge Associates LLC,
its general partner

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Diretor

STOCKBRIDGE PARTNERS LLC

By:          BPSP, L.P.,
its managing member

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BPSP, L.P.

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]